SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Interim Results for the Six Months ended June 30, 2011, dated August 23, 2011.	A-1

1.2	Reconciliation of (1) Profit Attributable to Equity Holders (Excluding Amortization of Upfront Connection Fees) to Profit Attributable to Equity Holders, and (2) Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Amortization of Upfront Connection Fees) to Net Cash from Operating Activities, dated August 23, 2011.	B-1

1.3	Revision of Annual Caps for Continuing Connected Transactions.	C-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 24, 2011	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2011

HIGHLIGHTS

IFRS-based	Excluding the amortisation of upfront connection fees

• Operating revenues reached RMB120,208 million	• Operating revenues reached RMB120,110 million, up by 11.7%

• Profit attributable to equity holders of the Company was RMB9,808 million, basic earnings per share were RMB0.12	• EBITDA was RMB48,501 million, up by 6.0%, EBITDA margin was 40.4%

• Profit attributable to equity holders of the Company was RMB9,710 million, up by 10.2%, basic earnings per share were RMB0.12

• Free cash flow was RMB15,458 million

•        Total number of mobile subscribers reached 108 million, representing a net addition of 17.85 million from the end of last year, up by 19.7%, of which 3G mobile subscribers was 21.54 million, representing a net increase of 9.25 million from the end of last year, up by 75.3%.

• Total number of broadband subscribers reached 70.09 million, representing a net addition of 6.61 million from the end of last year, up by 10.4%.

• Total number of access lines in service was 172 million, representing a net decrease of 2.83 million from the end of last year, down by 1.6%.

CHAIRMAN’S STATEMENT

In the first half of 2011, we captured the valuable opportunities arising from the accelerated development of social and economic informatisation to deepen strategic transformation, amidst the rapid technological advancement in mobile Internet. We proactively implement our strategic positioning as “a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development”, adhering to integrated differentiated operation. Riding on mobile, broadband and industry applications as a breakthrough to promote scale development of full services operation, the business structure was further optimised and new development mode of innovation, centralised efficient operation, precision management and value enhancement was accomplished. The full services operation of the Company embarked on a healthy trajectory for sustainable growth.

Operating Results

In the first half of 2011, the Company’s operation has progressed as planned. The operating revenues amounted to RMB120,208 million. Excluding the amortisation of upfront connection fees, the operating revenues were RMB120,110 million, an increase of 11.7% from the same period of last year. EBITDA1,2 was RMB48,501 million, an increase of 6.0% from the same period of last year while the EBITDA margin was 40.4%. The profit attributable to equity holders of the Company was RMB9,710 million, a growth of 10.2% from the same period of last year, demonstrating concurrent achievements in scale development of subscribers and remarkable enhancement in profitability. Basic earnings per share were RMB0.12. Capital expenditure for the period was RMB20,967 million while free cash flow3 reached RMB15,458 million.

Taking into consideration the Company’s business development needs and its capital requirement for the planned acquisition of mobile network assets from the parent company in 2012, the Board of Directors has decided not to pay any interim dividends in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

Deepening transformation to facilitate scale development of full services operation

In the first half of this year, the Company thoroughly explored the pattern and development path of full services operation. The Company deepened integrated offering and innovative development modes. New products and capabilities were nurtured, facilitating growth businesses in promoting full services operation and remarkable breakthrough in scale development.

[1]	For the convenience of investors’ analysis, EBITDA was calculated before CDMA network capacity lease fee.
[2]

Including the amortisation of upfront connection fees, EBITDA was RMB48,599 million, profit attributable to equity holders of the Company was RMB9,808 million, and basic earnings per share were RMB0.12.

[3]	Free cash flow was calculated from EBITDA (excluding amortisation of the upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

3G driving rapid growth of mobile services

In the first half of 2011, mobile Internet applications became increasingly proliferating and gradually formed an integral part of mobile information consumption in society, with increasing tendency to use 3G services by the subscribers. Benefitting from the successful execution of terminal strategy, the consumption threshold of 3G terminals has significantly decreased, yielding rapid scale development of the mobile services of the Company. The number of mobile subscribers increased by 17.85 million in the first half of the year, reaching a total number of 108 million and successfully exceeding 100 million subscribers. The Company becomes the world’s largest CDMA mobile network operator where 19.9% of the mobile subscribers were 3G subscribers, which is above the industry average level. Mobile service revenue increased by 36.8% over the same period of last year, reaching RMB31,139 million, and further rising to 25.9% as a percentage of operating revenue.

In the first half of the year, we have achieved a critical breakthrough in 3G smartphones. There are over 100 3G smartphone models available for sale, and the sales of 3G smartphones priced around RMB1,000 outperformed our peers with remarkable enhancement in price-performance factors. We closely followed the market momentum of mobile Internet services, leveraging the convergence of wireline and mobile services and riding on smartphone handset terminals. Through implementing the strategy of “selling handset first, matching by service package”, we reinforced the sales and marketing to enhance customers’ experience and vigorously promoted the transformation of self-operated sales outlets to handset specialty stores like electronic appliances stores. With the optimisation in commission and incentive policies for open channels, we effectively activated open channels and significantly increased their share of terminal sales and subscriber acquisition, which became an important channel in developing public customers. We persisted in high value data traffic operation strategy and actively promoted popular applications. In the first half of the year the monthly compound growth rate of 3G handset Internet traffic exceeded 12%. Through expansion in the depth and comprehensiveness of Wi-Fi coverage in hotspots areas and offloading mobile data traffic through Wi- Fi, we effectively enhanced the customers’ mobile broadband experience.

Upgrading broadband bandwidth to promote scale development

As a key high-speed carrier for information services, the data access speed and penetration rate of broadband services become vital benchmarks of national informatisation. The Company duly launched the “Broadband China, Fibre Cities” project and further optimised the measures in sales and marketing as well as services. In the first half of the year, the net addition of wireline broadband subscribers was 6.61 million, reaching a total number of 70.09 million. Revenue from wireline broadband services increased by 13.1% from the same period last year, reaching a total of RMB29,755 million, further rising to 24.8% as a percentage of the operating revenue.

In the first half of this year, we deepened unified customer account operation, primarily accomplishing unified authentication for broadband account, mobile account and self-operated content and application account to further improve customers’ experience. We adopted initiatives to upgrade the broadband service and handle customers complaints via multi-channels. Back-end workflow was optimised to shorten the response time to customer enquiries. Self-determined integrated service packages were offered to enrich customers’ choice and to enhance customers’ satisfaction. With acceleration in bandwidth upgrade, all cities in service areas basically had 8Mbps broadband access capability and the bandwidth capability with 20Mbps reached coverage of 65%. The bandwidth of our IP-based backbone core network has upgraded to 26 Tbps. Our competitive edges were further reinforced, which not only facilitated the growth of subscribers but also laid down a solid foundation for future competitiveness.

Riding on competitive edges of government and enterprise customers to boost industry informatisation applications

Following the further deepening of scientific development mindset and implementation by the nation, the market of industry informatisation application becomes a rich gold mine. Leveraging our integrated strengths in ICT and mobile network and as a result of our accelerated expansion, in the first half of the year, revenue from value-added and integrated information service reached RMB22,359 million, an increase of 24.2% over the same period of last year.

In the first half of this year, we continued to expedite the scale replication and promotion of mature industry informatisation applications servicing Government supervision and enforcement, the finance industry, corporate clients and clustered small to medium-sized enterprises. For the government and enterprise market, we focused on addressing customers’ key requirements on a segmental basis and offered targeted customised solutions, with synergic integration of fundamental services such as mobile and broadband services into industry applications to promote scale development of fundamental services. For the clustered small to medium-sized enterprises market, we vigorously boosted popular products such as “busy-shop assistant” and “e-Surfing RFID”, and transformed the development approach leveraging open channel. Meanwhile, we proactively explored and developed the “Cloud Service” market and centrally built a nationwide “cloud” resources management platform to promote “Cloud Computing” for industry applications and to continuously enhance the capability of providing industry informatisation solutions.

Alleviating operational risk of wireline voice

In the first half of this year, the total number of wireline access lines in service was 172 million, a net decline of 2.83 million. Revenue from wireline voice amounted to RMB26,462 million, accounting for 22.0% of the total revenue. The decline was further mitigated. The number of PAS subscribers continued to decline noticeably and the revenue contribution of PAS to total operating revenue decreased to below 1%. The business risk has primarily been alleviated.

Planning ahead and fully preparing for the future

From the overall perspective of the development in global communications industry, the multi- dimensional, multi-crossing, comprehensive restructuring and convergence of key industry players has become an inevitable trend, whereas the player with competitive edges in mobile Internet will be the future leader. As a telecom operator, we leverage our competitive strengths in network and customer base to tackle the dynamic challenges, emphasizing on adaptation to achieve excellence. We proactively execute our strategic positioning as “a leader of the intelligent pipeline, a provider of an integrated platform and a participant in content and application development”. To meet the dynamic needs of the market, we target to execute a progressive plan in the next three to five years to fully utilise the network strengths of full services operator in developing an intelligent pipeline enabled with customer identification and business awareness, a highly integrated, fully functional, open and fair integrated capability platform and self-operated core applications products. Through extensive collaboration with value chain participants, we also endeavour to support the deployment and operation of content and applications of the collaborative participants, persistently providing enriched communication information experience to our customers and promoting a healthy and vigorous value chain.

“Leader of the Intelligent Pipeline”

Our intelligent pipeline will feature high-speed bandwidth, convergent wireline and mobile network, users’ freedom to participate in network deployment and management, and multi-level quality of service levels for different subscribers and services. This year, we strengthened our access network construction that utilised the passive optical network (PON) technology and achieved comprehensive bandwidth upgrade for our core network and access network. We continued to optimise our 3G network coverage and continued to enhance our network quality to maintain our leading position amongst the peers. We consolidated our carrier-class Wi-Fi network and, strengthened its coordinated traffic offloading from the 3G network. Technologies such as Deep Packet Inspection (DPI) have been deployed to reinforce the identification capability of the mobile network on customers and services, and to implement the precise mobile traffic management.

“Provider of Integrated Platform”

Our integrated platform will be a highly-integrated service carrying platform of open capability to serve various businesses customers with comprehensive and multifunctional capabilities. Through advancement and opening up of the basic operational capabilities of the platform, we will be able to gather more developers to attract more high-value traffic. From the beginning of the first half of this year, we started to consolidate our existing application platforms and progressively implemented centralised efficient operation, aiming at sharing of subscribers’ information and resources capability across the Group. We progressively built and provided to our partners various enabling capabilities such as unified authentication, electronic payment and mobile positioning. We vigorously leveraged “Cloud Computing” technology, set up “cloud” resources pools and meanwhile commenced to establish a nationwide centralised management and service platform for “cloud” resources. Leveraging the resources and capabilities of the existing platforms, we have already introduced various outstanding third-party content and applications such as “QQ”, “weibo” and the “UC Browser” to enhance the value of data traffic. In June this year, we took initiatives to form the “Open Mobile Internet Alliance” with Internet companies and manufacturers of mobile terminals to jointly strengthen cooperation and build up a win-win industry value chain.

“Participant in content and application development”

In developing content and applications, we adhere to the principles of competitiveness and quality. Leveraging our own resources, we selectively develop self-operated converging content, applications and enabling features including payment and positioning. Through innovative mechanism and system as well as market-oriented operation and development models, we aim to pave the way to future revenue growth. In the first half of the year, the Company has set up the Business Innovation Department to strengthen the centralised efficient operation of innovative products, especially to realise the consolidated sales and marketing of self-operated products of our eight product centres and accelerate the scale promotion of content and applications. We continuously enhanced the penetration and popularity of the products of the product centres to accomplish the preliminary scale development. As a result, products such as “189 mailbox”, “e-Surfing LIVE”, and “eStore” have achieved initial scale development and the number of subscribers reached 36.78 million, 28.35 million and 27.30 million respectively. Meanwhile, the Company has also accelerated the expansion of mobile payment service and the total value of transactions conducted through BestPay has reached RMB8,600 million in the first half of this year.

Social Responsibility and Corporate Governance

As a sizeable integrated telecom operator, China Telecom fully understands its vital role in social responsibility. In recent years, we have been investing to enhance the “information superhighway” and to maintain the healthiness of the information on the Internet, promoting technological innovation and fostering the prosperity of industry value chain. Through continuous improvement in operation and services, we offered excellent integrated information services for individuals, households and enterprises customers, endeavouring to enhance customers’ value. We actively took initiatives to fulfill environmental responsibility through promoting lower emissions and green operation with a view to building a “green integrated information service provider”. As a responsible corporate citizen, we actively participated in charitable activities aiming at alleviation of poverty and other welfare and donation projects to fulfill our community responsibility.

We continue to strive to maintain a high level of corporate governance and corporate transparency to ensure the healthy development of the Company and enhance corporate value. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We have been accredited with a number of awards and appreciation in the first half of this year, including the “Overall Best Managed Company in Asia” and “Best Telecom Company in Asia” by FinanceAsia, “No. 1 Best Managed Company in Asia” by Euromoney, being the first company receiving such an honour for two consecutive years; and “Asia’s Best Companies in Corporate Governance” and “The Best Corporate Social Responsibility in China” by Corporate Governance Asia.

Outlook

At present, the scale development of the Company is now facing valuable opportunities. 3G service is expanding rapidly and broadband service is undergoing fast growth development amidst strong demand for informatisation services from government and enterprises. The intensified market competition and the industry convergence in the mobile Internet era are bringing new challenges. In the second half of the year, we will persist in deepening strategic transformation, insisting on differentiated strategy and accelerating the scale development. As for the fundamental services, we will expand the government and enterprise markets through promotion of industry applications, develop the public customers leveraging integrated service offering, and expand mobile market riding on 3G services. We shall also attend to the cluster market and strengthen rural market development. As for the innovative services, we will persist in data traffic operation with overall collaboration and centralised efficient operation to drive expansion in mobile Internet services. As for government and enterprises customers, we will endeavour to expand the “Cloud service” market. We shall further optimise our distribution channel strategies to promote both self-operated outlets and open channels, while also further developing new mobile Internet sales channels. We shall insist on diversified development of mobile terminals and facilitate the continual prosperity of the industry value chain.

Looking forward, we are fully confident and will advocate innovation and transformation, win-win cooperation, pragmatism and strong execution with a view to achieve a new breakthrough in scale development and create more value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to Mr Shang Bing for his valuable contribution during his tenure of office as an Executive Director of the Company.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

23 August 2011

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2011 extracted from the unaudited interim financial statements of the Group as set out in its 2011 Interim Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2011

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
		2011	2010
	Note	RMB	RMB

Operating revenues	3	120,208	107,817

Operating expenses
Depreciation and amortisation		(25,412)	(25,839)
Network operations and support		(25,490)	(22,812)
Selling, general and administrative		(22,205)	(19,752)
Personnel expenses		(19,237)	(17,196)
Other operating expenses		(13,373)	(8,398)

Total operating expenses		(105,717)	(93,997)

Operating profit		14,491	13,820
Net finance costs	4	(1,309)	(1,855)
Investment income		4	9
Share of profits from associates		43	28

Profit before taxation		13,229	12,002

Income tax	5	(3,380)	(2,885)

Profit for the period		9,849	9,117

Other comprehensive income for the period:
Change in fair value of available-for-sale equity securities		(130)	(115)
Deferred tax on change in fair value of available-for-sale equity securities		32	27
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(35)	13
Share of other comprehensive income from associates		(1)	5

Other comprehensive income for the period, net of tax		(134)	(70)

Total comprehensive income for the period		9,715	9,047

Profit attributable to:
Equity holders of the Company		9,808	9,076
Non-controlling interests		41	41

Profit for the period		9,849	9,117

Total comprehensive income attributable to:
Equity holders of the Company		9,674	9,015
Non-controlling interests		41	32

Total comprehensive income for the period		9,715	9,047

Basic earnings per share	6	0.12	0.11

Weighted average number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2011

(Amounts in millions)

		30 June 2011	31 December 2010
	Note	RMB	RMB

ASSETS

Non-current assets
Property, plant and equipment, net		262,563	275,248
Construction in progress		23,374	14,445
Lease prepayments		5,305	5,377
Goodwill		29,919	29,920
Intangible assets		8,460	9,968
Interests in associates		1,178	1,123
Investments		723	854
Deferred tax assets	8	9,845	10,779
Other assets		3,967	4,396

Total non-current assets		345,334	352,110

Current assets
Inventories		3,723	3,170
Income tax recoverable		2,461	1,882
Accounts receivable, net	9	20,383	17,328
Prepayments and other current assets		5,222	5,073
Time deposits with original maturity over three months		3,321	1,968
Cash and cash equivalents		25,911	25,824

Total current assets		61,021	55,245

Total assets		406,355	407,355

		30 June 2011	31 December 2010
	Note	RMB	RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt		16,098	20,675
Current portion of long-term debt		1,361	10,352
Accounts payable	10	44,444	40,039
Accrued expenses and other payables		58,992	52,885
Income tax payable		688	327
Current portion of deferred revenues		2,181	2,645

Total current liabilities		123,764	126,923

Net current liabilities		(62,743)	(71,678)

Total assets less current liabilities		282,591	280,432

Non-current liabilities
Long-term debt		41,304	42,549
Deferred revenues		3,252	3,558
Deferred tax liabilities	8	2,152	2,361

Total non-current liabilities		46,708	48,468

Total liabilities		170,472	175,391

Equity
Share capital		80,932	80,932
Reserves		154,447	150,536

Total equity attributable to equity holders of the Company		235,379	231,468

Non-controlling interests		504	496

Total equity		235,883	231,964

Total liabilities and equity		406,355	407,355

1.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 23 August 2011, reflect the unaudited financial position of the Group as at 30 June 2011 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2011.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2010 annual financial statements, except for the adoption of IAS 24 (revised), “Related Party Disclosures” which has resulted in a change in the disclosures of the financial statements. The disclosures for the related party transactions with government-related entities were modified.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditor in accordance with Hong Kong Standards on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.

2.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in an integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial.

3.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
		2011	2010
	Note	RMB millions	RMB millions

Wireline voice	(i)	26,462	32,915
Mobile voice	(ii)	18,002	14,102
Internet	(iii)	36,150	31,114
Value-added services	(iv)	12,541	10,849
Integrated information application services	(v)	9,818	7,153
Managed data and leased line	(vi)	6,998	6,066
Others	(vii)	10,139	5,353
Upfront connection fees	(viii)	98	265

		120,208	107,817

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnection fees and upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnection fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and IP- Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s wireline telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

4.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions

Interest expense incurred	1,610	2,172
Less: Interest expense capitalised*	(141)	(137)

Net interest expense	1,469	2,035
Interest income	(179)	(139)
Foreign exchange losses	59	69
Foreign exchange gains	(40)	(110)

	1,309	1,855

* Interest expense was capitalised in construction in progress at the following rates per annum	1.0%–5.2%	1.3%–4.6%

5.	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month periods ended 30 June
	2011	2010
	RMB millions	RMB millions

Provision for PRC income tax	2,606	2,353
Provision for income tax in other tax jurisdictions	17	27
Deferred taxation	757	505

	3,380	2,885

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month periods ended 30 June
		2011	2010
	Note	RMB millions	RMB millions

Profit before taxation		13,229	12,002

Expected income tax expense at statutory tax rate of 25%	(i)	3,307	3,001
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(26)	(333)
Differential tax rate on other subsidiaries’ income	(ii)	(7)	(10)
Non-deductible expenses	(iii)	248	458
Non-taxable income	(iv)	(112)	(227)
Other tax benefits		(30)	(4)

Actual income tax expense		3,380	2,885

Note:

(i)	The provision for mainland China current income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 24%.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts primarily represent miscellaneous incomes which are not subject to income tax.

6.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month periods ended 30 June 2011 and 2010 is based on the profit attributable to equity holders of the Company of RMB9,808 million and RMB9,076 million, respectively, divided by 80,932,368,321 shares in issue.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

7.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 May 2011, a final dividend of RMB0.071208 (equivalent to HK$0.085) per share totalling approximately RMB5,763 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totalling approximately RMB6,031 million in respect of the year ended 31 December 2009 was declared and of which RMB5,608 million was paid on 30 June 2010 and the remaining balance was settled by June 2011.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2011.

8.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	1,266	1,047	—	—	1,266	1,047
Non-current
Property, plant and equipment	2,221	3,214	(1,393)	(1,520)	828	1,694
Deferred revenues and installation costs	1,003	1,093	(610)	(660)	393	433
Land use rights	5,355	5,425	—	—	5,355	5,425
Available-for-sale equity securities	—	—	(149)	(181)	(149)	(181)

Deferred tax assets/(liabilities)	9,845	10,779	(2,152)	(2,361)	7,693	8,418

	Balance at 1 January 2011	Recognised in statement of comprehensive income	Balance at 30 June 2011
	RMB millions	RMB millions	RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	1,047	219	1,266
Non-current
Property, plant and equipment	1,694	(866)	828
Deferred revenues and installation costs	433	(40)	393
Land use rights	5,425	(70)	5,355
Available-for-sale equity securities	(181)	32	(149)

Net deferred tax assets	8,418	(725)	7,693

9.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		30 June 2011	31 December 2010
	Note	RMB millions	RMB millions

Third parties		21,112	17,466
China Telecom Group	(i)	1,302	1,182
Other telecommunications operators in the PRC		762	704

		23,176	19,352
Less: Allowance for doubtful debts		(2,793)	(2,024)

		20,383	17,328

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2011	31 December 2010
	RMB millions	RMB millions

Current, within 1 month	11,711	10,769
1 to 3 months	2,569	2,049
4 to 12 months	1,617	1,384
More than 12 months	1,089	495

	16,986	14,697
Less: Allowance for doubtful debts	(2,620)	(1,831)

	14,366	12,866

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	30 June 2011	31 December 2010
	RMB millions	RMB millions

Current, within 1 month	2,350	1,844
1 to 3 months	1,563	1,161
4 to 12 months	1,547	998
More than 12 months	730	652

	6,190	4,655
Less: Allowance for doubtful debts	(173)	(193)

	6,017	4,462

10.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2011	31 December 2010
	RMB millions	RMB millions

Third parties	33,013	30,838
China Telecom Group	10,829	8,571
Other telecommunications operators in the PRC	602	630

	44,444	40,039

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2011	31 December 2010
	RMB millions	RMB millions

Due within 1 month or on demand	11,688	10,308
Due after 1 month but within 3 months	8,918	8,626
Due after 3 months but within 6 months	12,334	9,830
Due after 6 months	11,504	11,275

	44,444	40,039

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2010 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six-month period ended 30 June 2011, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2011, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2011, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

CHANGE IN DIRECTORS AND SUPERVISORS

On 20 May 2011, the term of office of the third session of the Board of Directors and the Supervisory Committee expired. All directors of the third session of the Board of Directors were re-elected as the Board of Directors of the fourth session at the annual general meeting held on that date. All four supervisors representing shareholders of the third session of the Supervisory Committee were also re- elected as the supervisors of the fourth session of the Supervisory Committee. On the same date, Mr. Du Zuguo has been elected at the annual general meeting as a supervisor of the fourth session of the Supervisory Committee. Mr. Ma Yuzhu, the employee elected supervisor of the third session of the Supervisory Committee retired as supervisor of the Company on 20 May 2011 and was succeeded by Mr. Mao Shejun. Due to change in work arrangement, Mr. Shang Bing has resigned as the president, chief operating officer and executive director of the Company on 13 July 2011, and has been appointed as deputy minister of Ministry of Industry and Information Technology of the People’s Republic of China.

Save as those disclosed above, there is no other information for the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2011, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of shareholder	Number of shares held	Type of shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity
			(%)	(%)

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

Commonwealth Bank of Australia	1,524,752,000 (Long position)	H shares	10.99%	1.88%	Interest of controlled corporation

Name of shareholder	Number of shares held	Type of shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity
			(%)	(%)

JPMorgan Chase Co.	1,398,823,090 (Long position)	H shares	10.08%	1.73%	85,896,265 shares as beneficial owner; 167,008,000 shares as investment manager; and 1,145,918,825 shares as security interest holder/ approved lending agent

	49,264,024 (Short position)	H shares	0.35%	0.06%	47,264,024 shares as beneficial owner; 2,000,000 shares as investment manager

	1,145,918,825 (Shares available for lending)	H shares	8.26%	1.42%	Security interest holder/ approved lending agent

Blackrock, Inc	1,031,731,831 (Long position)	H shares	7.43%	1.27%	Interest of controlled corporation

	80,466,883 (Short position)	H shares	0.58%	0.099%	Interest of controlled corporation

RFS Holdings B.V.	907,191,530 (Long position)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position)	H shares	8.51%	1.46%	Interest of controlled corporation

Templeton Investment Counsel, LLC	693,347,861 (Long position)	H shares	5.00%	0.86%	Investment manager

Save as stated above, as at 30 June 2011, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2011.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2011. In the Company’s opinion, through supervision of the Board and Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules throughout the six months period ended 30 June 2011.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2011 to 30 June 2011.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2011 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Reconciliation of (1) Profit Attributable to Equity Holders (Excluding Amortization of Upfront Connection Fees) to Profit Attributable to Equity Holders, and (2) Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Amortization of Upfront Connection Fees) to Net Cash from Operating Activities, dated August 23, 2011.

On August 23, 2011, China Telecom Corporation Limited (the “Company”) disclosed profit attributable to equity holders (excluding amortization of upfront connection fees) and EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees) in its announcement of interim results for the six months ended June 30, 2011 in Hong Kong.

The following table sets forth a reconciliation of profit attributable to equity holders (excluding amortization of upfront connection fees) for the six months ended June 30, 2011 to profit attributable to equity holders for the same period, being the most comparable generally accepted accounting principles (“GAAP”) measure under International Financial Reporting Standards (“IFRS”):

RMB million
Profit attributable to equity holders of the Company (excluding amortization of upfront connection fees)	9,710
Adjustment
Amortization of upfront connection fees	98

Profit attributable to equity holders of the Company	9,808

B-1

The following table sets forth a reconciliation of EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees) for the six months ended June 30, 2011 to net cash from operating activities for the same period, being the most comparable GAAP measure under IFRS:

RMB million
EBITDA (excluding CDMA network capacity lease fee and amortization of upfront connection fees)	48,501
Adjustment
CDMA network capacity lease fee	(8,696)
Amortization of upfront connection fees	98
Non-cash items included in EBITDA	709
Net changes in working capital	5,620
Decrease in deferred revenue	(770)
Net interest paid	(818)
Income tax paid	(2,841)
Investment income received	11

Net cash from operating activities	41,814

August 23, 2011

B-2

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

REVISION OF ANNUAL CAPS FOR

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

Reference is made to the announcement issued by the Company dated 25 August 2010 in relation to certain continuing connected transactions, including the continuing connected transactions under the Supplies Procurement Services Framework Agreement between the Company and China Telecommunications Corporation and/or its associates. For the two years ending on 31 December 2011 and 2012, the Annual Caps for the amount to be paid by the Group to China Telecommunications Corporation and/or its associates under the Supplies Procurement Services Framework Agreement shall be RMB3,800 million (equivalent to approximately HK$4,630 million), and the Annual Caps for the amount to be paid by China Telecommunications Corporation and/or its associates to the Group shall be RMB1,150 million (equivalent to approximately HK$1,400 million).

In the first half of 2011, the mobile services of the Company especially the 3G services achieved rapid expansion and the sales volume of mobile terminals in the market increased significantly. To drive the value chain development in terminal market and to promote the star handsets with enhanced price-performance factors, the Company has increased initiatives in centralised procurement and direct supply of mobile terminals especially 3G smartphones. Accordingly, the sales of mobiles terminals to China Telecommunications Corporation and/or its associates have correspondingly grown significantly. To cope with the development of mobile services and full services operation as well as to accelerate the mobile terminal development leveraging the excellent sales and marketing channels of China Telecommunications Corporation and/or its associates, the Company has decided to increase the Annual Caps for the amounts to be paid by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement to RMB1,800 million (equivalent to approximately HK$2,200 million) and RMB3,000 million (equivalent to approximately HK$3,660 million) respectively for the two years ending on 31 December 2011 and 2012, and that all terms and conditions of the Supplies Procurement Services Framework Agreement shall remain unchanged and valid.

The Board (including the independent non-executive Directors of the Company) is of the view that the Supplies Procurement Services Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, and that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Revised Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

HONG KONG LISTING RULES IMPLICATIONS

As the applicable percentage ratios (other than the profits ratio) of the Revised Annual Caps which are applicable to the transactions contemplated under the Supplies Procurement Services Framework Agreement, calculated on an annual basis, are above 0.1% but less than 5%, pursuant to Rule 14A.34 of the Listing Rules, the Revised Annual Caps are only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but are exempt from the independent shareholders’ approval requirement under Rule 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcement issued by the Company dated 25 August 2010 in relation to certain continuing connected transactions, including the continuing connected transactions under the Supplies Procurement Services Framework Agreement between the Company and China Telecommunications Corporation and/or its associates.

SUPPLIES PROCUREMENT SERVICES FRAMEWORK AGREEMENT

The Supplies Procurement Services Framework Agreement relates to the provision of comprehensive procurement services, including the sale and resale of telecommunications supplies, the management of tenders, verification of technical specifications and installation services by China Telecommunications Corporation and/or its associates to the Group and vice versa. The scope of procurement services under the Supplies Procurement Services Framework Agreement includes: (i) the import of telecommunications supplies and procurement of domestic telecommunications supplies and domestic non-telecommunications materials by China Telecommunications Corporation and/or its associates for the Group, including the provision of related agency services, sale of telecommunications supplies manufactured by China Telecommunications Corporation and/or its associates, resale of supplies purchased from Independent Third Parties, management of tenders, verification of technical specifications, storage, transportation and installation services; and (ii) the sale of telecommunications supplies manufactured by the Group and resale of supplies purchased from Independent Third Parties by the Group to China Telecommunications Corporation and/or its associates, including related agency services, storage, transportation and installation services. Payments made may be in the form of commission charges or in the case of resale, the contract value of the relevant supplies.

The charges payable for the above services are calculated at:

(1)	Where payments made in relation to the agency services for the provision of supplies procurement are in the form of commission charges:

(i)	procurement services in respect of imported telecommunications supplies are provided at 1% of the contract value at the maximum;

(ii)	procurement services in respect of domestic telecommunications supplies and other domestic non-telecommunications materials are provided at 3% of the contract value at the maximum;

(2)	Where payments made in relation to the sales/resale of telecommunications supplies are in the contract value of the relevant supplies, the procurement services are provided at:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the Supplies Procurement Services Framework Agreement in accordance with its provisions for a further term of two years expiring on 31 December 2012. The parties agree that the Company may renew the Supplies Procurement Services Framework Agreement for such further periods as the parties may agree, by 30 days’ written notification to China Telecommunications Corporation.

REASONS FOR AND BENEFITS OF THE SUPPLIES PROCUREMENT SERVICES FRAMEWORK AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREUNDER

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

THE REVISED ANNUAL CAPS AND REASONS FOR SETTING THE REVISED ANNUAL CAPS

For the two years ending 31 December 2011 and 2012, the Annual Caps for the amount to be paid by the Group to China Telecommunications Corporation and/or its associates under the Supplies Procurement Services Framework Agreement shall be RMB3,800 million (equivalent to approximately HK$4,630 million) and the Annual Caps for the amount to be paid by China Telecommunications Corporation and/or its associates to the Group shall be RMB1,150 million (equivalent to approximately HK$1,400 million).

In the first half of 2011, the mobile services of the Company especially the 3G services achieved rapid expansion and the sales volume of mobile terminals in the market increased significantly. To drive the value chain development in terminal market and to promote the star handsets with enhanced price- performance factors, the Company has increased initiatives in centralised procurement and direct supply of mobile terminals especially 3G smartphones. Accordingly, the sales of mobiles terminals to China Telecommunications Corporation and/or its associates have correspondingly grown significantly. To cope with the development of mobile services and full services operation as well as to accelerate the mobile terminal development leveraging the excellent sales and marketing channels of China Telecommunications Corporation and/or its associates, the Company has decided to increase the Annual Caps for the amounts to be paid by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement to RMB1,800 million (equivalent to approximately HK$2,200 million) and RMB3,000 million (equivalent to approximately HK$3,660 million) respectively for the two years ending on 31 December 2011 and 2012, and that all terms and conditions of the Supplies Procurement Services Framework Agreement shall remain unchanged and valid.

For the year ended 31 December 2010, the amount paid by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement was approximately RMB993 million (equivalent to approximately HK$1,210 million). From 1 January 2011 to 30 June 2011, the amount paid by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement was approximately RMB737 million (equivalent to approximately HK$900 million). From 1 January 2011 to the date hereof, the amount paid by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement has not exceeded the pre-determined Annual Caps.

When determining the above Revised Annual Caps, the Board has considered: (i) the amounts paid by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement for the year of 2010 and for the period from 1 January 2011 to the date hereof; (ii) the existing business scale and operations of the Company together with the latest business plans for the two years ending on 31 December 2011 and 2012; and (iii) the expected rapid development of the mobile terminal market.

The Board (including the independent non-executive Directors of the Company) is of the view that the Supplies Procurement Services Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, and that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Revised Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

CONNECTION BETWEEN THE PARTIES AND HONG KONG LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Supplies Procurement Services Framework Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) of the Revised Annual Caps which are applicable to the transactions contemplated under the Supplies Procurement Services Framework Agreement, calculated on an annual basis, are above 0.1% but less than 5%, pursuant to Rule 14A.34 of the Listing Rules, the Revised Annual Caps are only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but are exempt from the independent shareholders’ approval requirement under Rule 14A of the Listing Rules.

The Board confirms that there are no Directors with a material interest in the continuing connected transactions in connection with Revised Annual Caps and the Directors are not required to abstain from voting on the board resolutions in respect of the examination and approval of the Revised Annual Caps.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Annual Caps”	the maximum aggregate annual values

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“China Telecommunications Corporation”	China Telecommunications Corporation, a state- owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited, a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company, together with all of its subsidiaries

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HK$1.00 = RMB0.82. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“Revised Annual Caps”	The adjusted annual caps on the amounts paid by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement in 2011 and 2012

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 25 August 2010 with expiration on 31 December 2012

By Order of the Board

China Telecom Corporation Limited

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC, 23 August 2011

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.